August 23, 2025

Eric Semler
Chief Executive Officer
Trailblazer Acquisition Corp.
152 West 57th Street, 27th Floor
New York, NY 10019

       Re: Trailblazer Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 11, 2025
           File No. 333-288651
Dear Eric Semler:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1
Cover Page

1. We note your response to prior comment 1. Please expand your disclosure here and on pages 10 and 111 to clarify that the cashless exercise of your warrants may result in material dilution. Please refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of
       Regulation S-K.
Risk Factors, page 43

2. We note your response to prior comment 6. Please add risk factor disclosure to address the risks associated with no member of your management having prior SPAC experience.
 August 23, 2025
Page 2

Management
Executive Officer and Director Compensation, page 140

3. We note your response to prior comment 5. Please revise your disclosure in this section to reflect the shares to be given to your independent directors and chief financial officer. Please refer to Item 402(r)(3) of Regulation S-K.
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-2

4. We note your response to prior comment 7. We note that Exhibit 10.3 does not link to your Registration Rights Agreement, but instead to a Private Placement Warrants
       Purchase Agreement. Please update to provide the correct exhibits and hyperlinks.
       Please refer to Item 601(a)(2) of Regulation S-K.
       Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Stuart Neuhauser, Esq.